Exhibit 23(b)(iii)

Article II, Section 2 of the Bylaws of Bridges Investment Fund Inc. is amended by adding the following sentence:

"The Board of Directors may in its discretion select a date other than the third Tuesday in February for the annual meeting of shareholders, provided such date is no longer than six months following the end of the corporation's fiscal year, or fifteen months after the corporation's last annual meeting."